UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

November 10, 2000

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [ X ]             Form 40-F     [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

Creo Products Inc.
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.Creo.com

FOR IMMEDIATE RELEASE

CREO PRODUCTS INC. ANNOUNCES RECORD ADJUSTED EARNINGS OF
$41.9 MILLION FOR FISCAL YEAR 2000
(In thousands of U.S. dollars)

Vancouver, BC, CANADA (November 10, 2000) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) reported
$41.9 million in adjusted earnings* or $1.00 per share (fully diluted - Canadian GAAP; $0.97 diluted - U.S.
GAAP) for the fiscal year ended September 30, 2000. Adjusted earnings for the fourth quarter 2000 was $16.0 million or $0.32 per share (fully diluted - Canadian and U.S. GAAP).

* The adjusted earnings excludes the effect of goodwill and other intangible asset amortization, business integration costs and stock compensation charges.
The adjusted earnings is not prepared in accordance with generally accepted accounting principles (GAAP) because it excludes these costs.

"This year has been a remarkable year of growth for Creo," said Amos Michelson, CEO. "We have grown the company through acquisitions, expanded our product offering and extended our global reach. The steps we have taken over the past year have strengthened our position as a leader in the graphic arts industry.

"The $508 million acquisition of the prepress division of Scitex Corporation Ltd. has created a tremendous opportunity for Creo and CreoScitex, our principal operating division. With our global organization of about
4,000 employees, we now have representation in all major worldwide markets. We have increased our product offering by hundreds, providing a comprehensive line of prepress equipment to our customers.

"During the four-day-long Graph Expo tradeshow, the largest Graphic Arts tradeshow in North America, we had outstanding sales success with $30 million in orders and letters of intent for the sale of products and services. Through investments, acquisitions and new and enhanced product offerings, we now address new sectors of the graphic arts market. In the past year, Creo has dramatically improved its ability to provide innovative end-to-end solutions.

"With the close of our fiscal year 2000, we believe Creo is positioned to take full advantage of operational efficiencies and capitalize on opportunities around the world. Our global infrastructure, broad intellectual capital combined with our ability to provide innovative end-to-end solutions position
Creo for long-term growth."

The financial results for Creo include the prepress division of Scitex Corporation Ltd. acquired on April
4, 2000. The following comparison is based on the results for the three months ended September 30,
2000 (Q4) compared to the three months ended June 30, 2000 (Q3). The Statement of Operations this quarter includes business integration costs of $2.7 million, goodwill and other intangible asset amortization of $17.1 million. The following is a pro forma summary of adjusted operations and earnings excluding these items (in millions of U.S. dollars):

[/TABLE]

Fourth Quarter Discussion

Revenues.  Total revenue increased 6.6% from $162.6 million for Q3 to $173.3 million for Q4. Product and consumables revenue increased 6.3% from $126.5 million for Q3 to $134.5 million for Q4. Service revenue increased 7.8% from $36.0 million for Q3 to $38.8 million for Q4.

Gross Profit.  The gross profit increased 7.7% from $71.5 million for Q3 to $77.0 million for Q4. The gross margin increased slightly from 44.0% in Q3 to 44.4% in Q4.

Research and development.  Gross research and development expenses have remained constant at
$22.2 million from Q3 to Q4. Outside funding of our research and product development activities decreased $1.8 million from $8.0 million in Q3 to $6.2 million in Q4. This decrease in funding resulted from the termination of the Joint Venture with Heidelberg in Q3. Under the Joint Venture, Heidelberg funded one half of the research and development costs on joint venture products.

Sales and marketing.  Sales and marketing expenses decreased $1.1 million from $24.7 million in
Q3 to $23.6 in Q4. These expenses represent 13.6% of total revenue in Q4, compared to 15.2% of total revenue in Q3.

General and administration.  General and administration expenses decreased 3% to $16.7 million, or 9.6% of total revenue for Q4 from $17.2 million, or 10.6% of total revenue for Q3. The decrease was due to a decrease in legal costs.

Income tax.  Income tax expense increased to $5.3 million for Q4 from $3.8 million in Q3. This increase was primarily due to the increase in our profitability.

Investments.
In August 2000, Creo invested an additional $5 million in printCafe, Inc. maintaining its 17.24% of
printCafe's voting rights with the ability to increase our ownership. Subsequent to year-end Creo invested an additional $27 million in a combination of cash and stock, as part of a $62.5 million private placement.
The net proceeds from the offering will be used by printCafe to repay outstanding debt, for working capital, and for general corporate purposes.

In July 2000, Creo invested $3.0 million to acquire 674,157 shares in Creo Ltd. of Israel, a manufacturer of direct imaging equipment for the printed circuit board industry, representing approximately 14% of Creo
Ltd.'s total outstanding shares.

Creo acquired an additional 1% of Nihon CreoScitex in July 2000 resulting in the consolidation of this entity in Q4. In conjunction with this increase, local management is executing a reorganization of this subsidiary.

Share Capital.  As at September 30, 2000, Creo had 47,338,701 common shares outstanding and
10,152,456 options outstanding. The share capital used for the September 30, 2000 adjusted earnings per share calculations are as follows:

	Three Months Ended		Twelve Months Ended
	September 30 2000	June 30 2000	September 30 2000

Revenue	$173.3	$162.6	$453.2
Cost of sales	96.3	91.1	249.4

Gross profit	77.0	71.5	203.8
Research and development, net	16.0	14.2	42.6
Sales and marketing	23.6	24.7	66.5
General and administrative	16.7	17.2	40.3
Other (income) expense	1.7	0.1	(0.3)

Adjusted operating income	19.0	15.3	54.7
Income tax expense	(5.3)	(3.8)	(17.3)

Adjusted net operating income	13.7	11.5	37.4
Cash tax recovery from the amortization of intellectual property	1.7	2.2	3.9
Minority interest	0.6	--	0.6

Adjusted earnings	$16.0	$13.7	$41.9

Adjusted earnings per share - basic under Canadian and U.S. GAAP	$0.34	$0.30	$1.07

Adjusted earnings per share - fully diluted under Canadian GAAP	$0.32	$0.28	$1.00

Adjust earnings per shares - diluted under U.S. GAAP	$0.32	$0.28	$0.97

[/TABLE]

Conference Call.  Investors will have the opportunity to listen to the analyst conference call scheduled for November 10, 2000 at 8:30 am ET live at http://www.creo.com. To listen to the call, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For

those who cannot listen to the live broadcast, a web and phone replay will be available shortly after the call. Web replay will be available at http://www.creo.com. To access phone replay, available until November 17
2000 at 6:00pm ET, Canadian (except the Toronto area) and United States investors should dial
1-800-408-3053 and International investors should dial 1-416-695-5806. The access code for both numbers is 599578. In the Toronto area, please dial 416-695-5800 to avoid long distance charges.

About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high- technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

This release containts forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities
Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) The expected advantages for Creo of the transition to an OEM arrangement with Heidelberger Druckmaschinen AG may be less that expected and may adversely affect Creo's operating results and financial performance; (2) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; (3) revenues from the Scitex Business are lower than expected or customer attrition and business disruption following the acquisition are greater than expected; (4) the integration of the Scitex
Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than exptected; (5) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; or (6) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report on Form 20-F for the fiscal year ended September 30, 1999 as filed with the U.S. Securities and Exchange
Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Creo Products Inc.
 Consolidated Statements of Operations and Retained Earnings
(In thousands of U.S. dollars except per share amounts)

	Three Months Ended		Twelve Months Ended
	September 30		September 30
	2000	1999	2000	1999

Basic shares outstanding	47,082,928	30,854,353	39,428,764	28,369,402

Fully diluted - Canadian GAAP
Net earnings / Adjusted earnings	$15,994,000	$6,217,000	$41,995,000	$28,369,402
Plus: income from operations	2,050,000	185,000	5,033,000	673,000

	$18,044,000	$6,402,000	$47,028,000	$19,233,000

Basic shares outstanding	47,082,929	30,854,353	39,428,764	28,369,402
Plus: dilutive options	10,152,456	4,231,124	7,415,652	4,006,818

Fully diluted shares outstanding	57,235,384	35,085,477	46,844,416	32,376,220

Fully diluted EPS	$0.32	$0.18	$1.00	$0.59

Diluted - US GAAP
Net earnings / adjusted earnings	$15,994,000	$6,217,000	$41,995,000	$18,560,000

Basic shares outstanding	47,082,928	30,854,353	39,428,764	28,369,402
Plus: dilutive options	2,669,754	2,394,046	3,703,679	1,452,232

Diluted shares outstanding	49,752,682	33,248,399	43,132,443	29,821,634

Diluted EPS	$0.32	$0.19	$0.97	$0.62

[/TABLE]

Creo Products Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	Three Months Ended		Twelve Months Ended
	September 30		September 30
	2000	1999	2000	1999

Revenue
Product revenue	$122,626	$46,743	$335,535	$148,433
Service revenue	38,777	9,203	94,654	29,890
Consumables revenue	11,902	--	23,095	--

	173,305	55,946	453,284	178,323
Cost of sales	96,312	30,108	249,427	94,465

	76,993	25,838	203,857	83,858

Research and development, net	16,004	4,430	42,605	13,805
Sales and marketing	23,547	8,352	66,529	30,373
General and administration	16,687	3,570	40,269	10,144
Other (income) expense	1,735	(631)	(341)	(1,358)

Operating income before undernoted items	19,020	10,117	54,795	30,894
Business integration costs	2,673	--	10,845	--
Goodwill and other intangible assets amortization	17,124	--	35,248	--

Earnings (loss) before income taxes and equity loss and minority interest	(777)	10,117	8,702	30,894
Income tax expense	3,444	3,900	9,811	12,334
Equity loss	--	--	967	--
Minority interest (income) expense	(646)	--	(646)	--

Net earnings (loss)	$(3,575)	$6,217	$(1,430)	$18,560

Earnings (loss) per common share
- Basic, Canadian GAAP	$(0.08)	$0.20	$(0.04)	$0.65

- Basic, U.S. GAAP	$(0.19)	$0.20	$(1.14)	$0.65

- Fully diluted, Canadian GAAP	$(0.08)	$0.18	$(0.04)	$0.59

- Diluted, U.S. GAAP	$(0.19)	$0.19	$(1.14)	$0.62

Retained earnings, beginning of period	$23,899	$15,537	$21,754	$3,194
Net earnings (loss)	(3,575)	6,217	(1,430)	18,560

Retained earnings, end of period	$20,324	$21,754	$20,324	$21,754

[/TABLE]
Contact

Investor Relations
Creo Products Inc.
Tel: 604-451-2700
Email: IR@creo.com

www.creo.com

	September 30
	2000	1999
	(unaudited)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$45,359	$103,075
Accounts receivable	178,349	33,900
Other receivables	58,586	8,396
Inventories	141,021	32,247
Income taxes receivable	--	--
Future income taxes	2,731	2,067

	426,046	179,685
Investments and other assets	45,000	--
Capital assets	107,280	40,718
Goodwill and other intangible assets	338,055	--
Other assets	6,051	--
Future income taxes	21,588	--

	$944,020	$220,403

Liabilities
Current liabilities
Short-term debt	$19,216	$--
Accounts payable	95,311	13,182
Accrued liabilities	61,503	17,209
Income taxes payable	7,048	3,486
Deferred revenue and deposits	61,677	19,048
Current portion of long-term debt	--	296
Future income taxes	12,655	862

	257,410	54,083
Long-term debt	--	6,364

	257,410	60,477
Shareholders' Equity
Share capital	664,160	138,202
Contributed surplus	2,126	--
Retained earnings	20,324	21,754

	686,610	159,956

	$944,020	$220,403